

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

January 29, 2010

Jeffrey H. Fisher
Chief Executive Officer
Chatham Lodging Trust
50 Cocoanut Row, Suite 200
Palm Beach, FL 33480

> **Re: Chatham Lodging Trust**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed January 15, 2010**
> **File No. 333-162889**

Dear Mr. Fisher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in your revised disclosure in response to prior comment 1 that Mr. Fisher "may be deemed" to be one of your promoters. Please revise to clearly state that Mr. Fisher is your promoter. See Item 11(d) of Form S-11 and Item 404(c) of Regulation S-K. Please confirm, if true, that Mr. Fisher is your only promoter. Revise your disclosure to identify any additional promoters.

2.   In response to prior comment 3, you state that your conflicts policy will include "certain restrictions and procedures" regarding management's abilities to engage

        separately in activities similar to your own. Please revise to expand your discussion of these restrictions in this section. Refer to Item 25 of Form S-11.

3.   We note your responses to prior comments 5 and 9 and your disclosure throughout the prospectus regarding management's experience with Innkeepers. If you choose to retain this performance information, please expand the disclosure to provide a more complete discussion of the performance of Innkeepers and the prior experience of management. Please balance your disclosure with a discussion of any major adverse business developments attributable to Innkeepers or the prior experience of management.

4.   Please explain further why "enterprise value" is an appropriate measure and how this amount was determined. For example, explain what you mean by "net debt" and explain how the value of the "preferred equity" was determined. Please also disclose the "acquisition price" that you have used to calculate equity market capitalization.

5.   Please explain why you believe "compound total return" is an appropriate measure of performance. Discuss the differences between the portfolio of Innkeepers and the investment strategies of companies that comprise the FTSE NAREIT Equity Lodging/Resorts Index. In addition, please balance this disclosure with a discussion of any major adverse business developments with respect to Innkeepers and whether the return may have been impacted by general market trends or other external factors unrelated to management action. Please also revise your disclosure to explain the total return methodology in "plain English." We may have further comment.

******

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David C. Wright, Esq.
Hunton & Williams LLP *(via facsimile)*